[LETTERHEAD OF HAHN & HESSEN LLP]

James Kardon	Direct Dial: 212-478-7250
Member of the Firm	Email: jkardon@hahnhessen.com

August 1, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Lightspace Corporation
Registration Statement on Form S-1
SEC File No. 333-131857

Ladies and Gentlemen:

We are counsel to Lightspace Corporation (“Lightspace” or the “Company”) in connection with its proposed registration of Units for sale by the Company to the public.  In furtherance of the foregoing and on behalf of the Company, we hereby transmit Lightspace’s third amended Registration Statement on Form S-1 (File No. 333-131857) (the “Registration Statement”).  Capitalized terms used in this letter shall have the meanings given to them in the Registration Statement.

This Registration Statement responds to the comments set forth in the Staff’s letter (the “Staff’s Letter”), dated July 13, 2006.  The Staff’s Letter was prepared in connection with the Staff’s review of the Registration Statement, originally filed on February 14, 2006, as amended.  For ease of reference, we have set forth below, in boldface, each comment in the Staff’s Letter followed by our response to that comment, in normal typeface.

Fee Table

1.  Please refer to prior comment 1. It is unclear how you responded to the final sentence of the comment. If your intent is to register such securities for resale, please revise the fee table and your disclosure throughout the prospectus as applicable. For example, revise the cover page and The Offering section of the Summary, provide the disclosure required by Reg. S-B Items 507 and 508, etc. to reflect the resale portion of the offering.

The underwriter’s warrants and underlying securities are being registered in accordance with the Staff’s telephone interpretation A.66 (Staff Manual of Publicly Available Telephone Interpretations, July 1997) to permit a subsequent post-effective amendment to this registration statement for resale of such warrant and the securities issuable upon exercise of the warrant.  The warrant is not exercisable until after one year and, since the intent is not to provide for resale of the securities presently, prior to a post-effective amendment, we do not believe that additional disclosure is necessary in the present prospectus.

2.  Please disclose how you determined the fee for the underwriter’s warrants. It is unclear how you determined the price you will receive for the warrants g1ven that, according to your disclosure on page 49, the warrants represent the underwriter’s compensation in this offering.

The $100 payment for the underwriter’s warrants was an arbitrary amount and will not be part of the final underwriting agreement.  Since under the underwriting agreement the underwriter’s warrants will be issued solely as compensation, there will be no payment of $100, and the fee table has been revised accordingly.  The fee table reflects payment of a fee on all securities under the underwriter’s warrant as provided in SEC Rule 457(g).

The Offering, page 1

3.  Please provide us your analysis of how it was consistent with Section 5 of the Securities Act to complete the private offerings mentioned in the footnotes while your registration statement regarding the public offering of the Units was pending. Cite with specificity all authority on which you rely.

Each of the Bridge Note Conversion and the Exchange was effected pursuant to the exemption from the provisions of the Securities Act afforded by Section 3(a)(9) of the Securities Act of 1933 for exchanges made exclusively with existing securityholders of the issuer.  No compensation was paid in connection with soliciting the Bridge Note Conversion or the Exchange.

4.  We note your offering of “units” consists of (i) eight shares of common stock; (ii) eight $1.00 unit warrants; (iii) two $1.25 unit warrants; and (iv) two $1.63 unit warrants for an offering price of $6.40. Please tell us your intended accounting for these units including whether you intend to account for each element of the unit (common stock and warrants) separately upon the sale of the units. Also, explain how you determined the fair value of each element of the unit.

We intend to account for the common stock and warrants separately upon sale of the Units.

We have not assigned or allocated any value to any of the warrants for the following reasons. Lightspace has incurred net operating losses and negative cash flows since inception.  As of March 31, 2006, Lightspace had an accumulated retained deficit of $8,517,000 and a stockholder’ deficit of $6,424,000.  Our auditors’ opinion states that as a result of the recurring losses and negative cash flows there is substantial doubt about Lightspace’s ability to continue as a going concern.  As stated in Management’s Discussion and Analysis, Lightspace expects to incur losses and negative operating cash flows through September of 2006, and will continue thereafter to incur losses and negative operating cash flows until revenue growth reaches that level that is able to support operations.  Therefore, there is a significant chance that our stock price will not rise above the exercise price of the warrants.

Use of Proceeds, page 16

5.  Please disclose the amount of proceeds to be paid to your affiliates, including to your principal stockholder. Also disclose the connection of this offering to your repayment obligation on the note issued to Mr. Lang.

The disclosure has been revised to reflect the amount of proceeds to be paid to the Company’s principal stockholder.  The note issued to Mr. Lang is payable only upon contingencies which have not occurred and are not likely to occur within a year.

Capitalization, page 17

6.  We note that you have reflected the entire proceeds of the units as equity in the pro forma as adjusted column of this table. However, we note on page 44 of the filing that the unit warrants issued in connection with this offering are not exercisable unless you have a currently effective registration statement covering the shares of common stock to be issued upon exercise. In addition, we note that the warrant agreement does not specify when net cash settlement is permitted or required, nor does it specify how the contract would be settled in the event you are unable to deliver registered shares.

•                  Since maintenance of effectiveness of the registration statement does not appear to be within your control and nonperformance does not appear to be an acceptable alternative should a warrant holder request exercise, tell us how you concluded that the warrants should not be classified as a liability upon issuance.

•                  Specifically address how you considered the guidance in paragraphs 17 and 18 of EITF 00-19.

•                  Provide us with your analysis of the guidance in 12-32 of EITF 00-19 in determining the classification of the Warrants.

•                  Revise the capitalization table, as appropriate, and include a footnote that clearly describes or cross references to a clear description of your classification and subsequent accounting for the warrants upon issuance.

The Unit Warrants contain no provision permitting a holder to seek cash settlement and may only be exercised for shares of Lightspace common stock.  While we are committed to maintaining an effective registration statement in order to permit the exercise of the Unit Warrants, the description of the Warrants on page 44 and the risk factor beginning “The Unit Warrants offered in…” on page 13 disclose the possibility that the Unit Warrants may at times be unexercisable.  Consistent with this disclosure, the terms of the Unit Warrants essentially contemplate circumstances in which nonperformance might be an acceptable alternative, in contrast to the necessary assumption set forth in paragraph 17 of EITF 00-19.

In order to reduce the likelihood of nonperformance, we have revised the terms of the warrant agreement governing the Unit Warrants to provide that if the Unit Warrants are not exercisable on the date of their expiration because of the unavailability of an effective registration statement, the expiration date will automatically be extended to thirty days after the Company provides notice to holders of Unit Warrants that such Unit Warrants are once again exercisable.  This further reduces the speculative possibility that the Company could be required to settle the Unit Warrants in cash, as exercise of the

Unit Warrants will not be permanently precluded by a failure to maintain an effective registration statement.

The Warrants strictly comply with the remaining conditions set forth in paragraphs 12-32 of EITF 00-19.  The Company has sufficient authorized and unissued shares to settle the Warrants; the number of shares for which the Warrants may be exercised is fixed; the Warrants do not require cash payments from the Company under any circumstances, including for failure to make timely filings with the SEC or in the form of “make-whole” payments; as noted above there are no net-cash settlement provisions; the Warrants do not grant holders any rights ranking higher than holders of our common stock; and there are no collateral requirements contained in the Warrants.

Selected Historical Financial Data, page 21

7.  It is inappropriate to disclaim responsibility for your disclosure. Please remove the statement that the disclosure is “for informational purposes only,” which we view as an inappropriate disclaimer.

The disclaimer has been removed.

Management’s Discussion and Analysis of the Results of Operations and Financial Condition, page 21
Results of Operations for the Three-Month Periods ended March 31,2005 and 2006

8.  Please disclose the terms under which the disclosed product backlog can be cancelled. Also disclose the period during which your backlog will be filled.

Cancellation of a signed contract requires the consent of Lightspace.  It is expected that the backlog will be shipped and installed by September 30, 2006. Management’s Discussion and Analysis has been expanded for these disclosures.

9.  With a view toward clarified disclosure, please tell us the reasons for the resignation of your CEO.

The disclosure has been revised to show that Mr. Lang resigned rather than accept a reduction of salary requested by the Company’s Board of Directors.

Product Cost and Gross Margin, page 25

10.  We note that you are projecting a gross margin percentage in excess of 50%.  Please revise to specifically disclose how you plan to achieve the high-volume and low cost production to support your projection.

The Company has removed the sentence concerning projected gross margin.

11.  Please discuss how you were able to achieve the 17% reduction.

In February 2006, the Company signed a contract with a new contract manufacturer, IntegraTECH Solutions Corp.  The interactive tile cost for the production of 1,350 tiles is $202.50 per tile.  The interactive tile cost at the prior contractor manufacturer was $242.92. The new cost is approximately 17% less.  This reduction in cost was accomplished via contract negotiations, elimination of certain component parts, and changing certain component part suppliers.  We have added this disclosure, without per tile cost numbers, to Management’s Discussion and Analysis.

Manufacturing Operations, page 28

12.  Please file the current contract as an exhibit to the registration statement.

The current contract is filed with Amendment 3.

Business, page 30

13.  Identify your customers who account for 10% or more of your revenue.

Since all sales to the customers are one-off sales, the loss of any of them for future sales is irrelevant.  In addition, sales representing 10% of the low level of recent revenues are not material in terms of the long term development of the Company.  Regulation S-K Item 101(c)(vii) only requires a customer’s name to be disclosed if loss of the customer would have  material adverse effect on the registrant.

Management, page 35

14.  Please tell us why the information in the option grants table does not match the information in the summary compensation table. Also, please tell us why you have not provided the table required by Regulation S-K Item 402(d).

The securities underlying options to Mr. Lang are preferred stock and common stock warrants issued to Mr. Lang in connection with debt issuances or guarantees of debt and not the issuance of an employee stock option.

We have added the table required by Regulation S-K Item 402(d).

Certain Relationships and Related Transactions, page 38

15.  Refer to prior comment 22. It is unclear where you specifically addressed the second sentence. Please provide the detailed explanation requested.

The transactions referenced in Note 9 to the financial statements that are not included in Certain Relationships and Related Transactions occurred prior to the past fiscal year and are not required to be disclosed in this section under Regulation S-K Item 404(a).

16.  Please reconcile the disclosure in this section with the information in Item 15.

The transactions referenced in Item 15 that are not included in Certain Relationships and Related Transactions occurred prior to the past fiscal year and are not required to be disclosed in this section under Regulation S-K Item 404(a).

17.  Please file as exhibits to the registration statement the documents reflecting the transactions described in this section.

We have added as exhibits the forms of the notes and warrants that were sold in the transactions described in this section.

Principal Stockholders, page 42

18.  Please identify the individuals who beneficially own the securities held in the name of the entities you have included in the table.

We have included names of the individuals who beneficially own the securities held in the name of the entities.

Note 3. Summary of Significant Accounting Policies, page F-8
Warranty Reserve, page F-9

19.  Please refer to prior comment 29. We note that you accept products for repair and replacement. In view of your limited history of commercial sales and the limited availability of interactive tiles during 2005, please tell us how you have developed the requisite historical data on which to base estimates of returns. Specifically, tell us your basis for concluding that a 10% rate is sufficiently reliable for estimating future returns. Refer to paragraphs 6f and 8 of SFAS 48. We may have further comments upon review of your response.

A customer of Lightspace does not have the right to return products for a cash refund, future credit or product upgrade or any other form of reimbursement. Lightspace does not record product revenue until the product has been shipped, installed and accepted by the customer. Products can be returned only under the Company’s one year product warranty. In the case of a return under warranty, a customer is entitled to repair of the product, or if the Company believes it is more cost efficient, replacement. To date, all returns under the warranty provisions have been repaired and not replaced. In the Company’s prior response to your comments, the Company stated that it used a 10% factor of prior sales as the Company’s exposure from product warranty and assumed that all returned tiles could not be repaired, but had to be replaced. This percentage was derived from the 148 returned tiles in the 2005 year to total tiles sold of 1,736, rounded up. In the first quarter of 2006, the Company spent 63 hours repairing tiles. In the second quarter of 2006 the Company spent 12 hours repairing tiles. In each situation minimal material was used. The Company believes its reserve for warranty is adequate. The Company will be reviewing the methodology for the provision for warranty reserves over the next six months, and, if recent experience continues, the Company may reduce its provisions with respect to warranty.

20.  In this regard, we note on page 40, that you entered into a series of transactions with Immersive Productions, a related party, in the second quarter of 2005, whereby you sold Immersive products for $219,718, then subsequently agreed to take these products back and “unwind” the transaction. Please discuss how the transactions were recorded and valued and provide your basis in GAAP for the accounting applied. Also, revise to provide all the disclosures required by SFAS 57, paragraph 2-4 as it relates to Immersive.

The Company has added Note 17 to the financial statements, Related Party Transactions. The sale to Immersive was recorded in the same manner as a transaction would be recorded with an unrelated party. There was no right of return, and Lightspace recorded the sale at time of acceptance by Immersive. Pricing for the sale was comparable to pricing to an unrelated party. Upon return of the tiles to Lightspace by Immersive, the sale was reversed, and the balance due Immersive, as Lightspace did not have sufficient cash to extinguish the entire balance due, was recorded in accounts payable.

Note 19.  Subsequent Events, page F-19

21.  Please refer to prior comment 35. Revise to disclose the subsequent gains and losses on the conversion of the convertible and demand debt, preferred stock and warrants pursuant to the exchange agreement.

The Company has added gain and loss disclosure to Note 20 to the financial statements (formerly Note 19).

22.  We note on April 21, 2006 that you entered into a severance agreement with your former Chief Executive Officer. Revise to disclose the terms of the severance agreement and the impact on the financial statements on subsequent periods.

The Company has added disclosure to Note 20 to the financial statements (formerly Note 19).

Recent Sales, page II-2

23.  We note your disclosure in response to prior comment 37.  Please ensure that you have provided all information required by Item 701.  For example, vague references to “investors” like on page II-4 is insufficient to satisfy your obligation to identify purchasers.

We have named each entity and each significant individual investing in our securities.  We have not named individuals who acquired our debt or equity securities but did not become significant securityholders, as we felt long lists of names were confusing without adding additional disclosure value.

Undertakings, page II-6

24.  Refer to prior comment 41. Please provide the language of Item 512(a)(5)(ii) without modifications.

We have provided the requested disclosure.

Signatures

25.  Please indicate below the second paragraph required on the Signatures page who is signing the registration statement in the capacity of director, principal executive officer and controller or principal accounting officer.

We have provided the requested disclosure.

Exhibits

26.  It is unclear where you have filed exhibits reflecting the recent reverse split and increase in authorized shares. For example, Exhibit 3.2 filed with Amendment No.1 is referred to as “proposed” and states authorized common will be 35,000,000 shares. Please revise or advise.

We have corrected the exhibit to reflect the certificate of incorporation as filed in Delaware.

27.  We note your response to prior comment 38. Please see Regulation S-K Item 601(b)(10). You are required to file all material contracts entered into within two years of the filing of the registration statement, not just agreements that will be performed after the filing date. We re-issue the comment.

We have filed additional material contracts entered into within two years of the filing of the registration statement as exhibits with Amendment 3.

28.  Refer to prior comment 39 and your response. It is unclear where you responded to the third sentence, which we re-issue.

The Company does not have copies of purchase contracts relating to all of its customers that comprised at least 10% of revenues.  We have filed the purchase contracts in our possession as an exhibit to Amendment 3.

29.  Please file Exhibit 10.8 in complete form. We note Exhibits A, B and C to the agreement were filed in blank form. Apply this comment generally to all exhibits to the registration statement.

We have refiled Exhibit 10.8 with its Exhibits.

30.  Please file all subscription documents you will require investors to sign in connection with this offering.

We have filed the form of subscription notice as an exhibit with Amendment 3.

Very truly yours,

/s/ James Kardon

James Kardon